FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of August, 2005

Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X                 Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes____                     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

The financial  statements  attached to the Press Release attached as Exhibit
10.1 to this Report on Form 6-K are hereby incorporated by reference  into:
(i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-125439; (iii) the Registrant's Registration
Statement on Form F-3, Registration No. 333-125440; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146;
(vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (vii) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (viii) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Record Net Income and Revenues for Second Quarter 2005. Dated: August 9, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           Retalix Limited
                                           (Registrant)

       Date: August 9, 2005              By:/s/ Guy Geri
                                            ------------------------------
                                            Guy Geri, Controller

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Record Net Income and Revenues for Second Quarter 2005. Dated: August 9, 2005.




                                  EXHIBIT 10.1

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
(310) 231-8600                                          Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

              Retalix Ltd. Announces Record Net Income and Revenues
                           for the Second Quarter 2005
            o Net income triples to $4.0 million, or $0.20 per share
                      o Revenues up 76.5% to $50.7 million

Ra'anana, Israel, August 9, 2005 -- Retalix Ltd. (Nasdaq: RTLX) a provider of integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide, today announced its operating results for the second quarter ended June 30th, 2005.

Revenues for the quarter were $50.7 million, an increase of 76.5% from $28.7 million in the second quarter of 2004 and up 50.1% from $33.8 million reported in the first quarter of 2005. The Company reported net income for the quarter of $4.0 million, or $0.20 diluted share, compared to net income of $1.3 million, or $0.08 per diluted share, in the second quarter of 2004, and $2.4 million, or $0.13 per share in the first quarter of 2005.

Q2 2005 Highlights:
o Revenues increased 76.5 % to a record $50.7 million
o Record net income of $4.0 million, or $0.20 per share
o Integration of IDS and TCI proceeding on track
o Victor Hamilton, food industry veteran, appointed as President and CEO of Retalix USA
o Tesco Begins Worldwide Upgrade of Stores to Retalix StoreLine V8 and Retalix
  PocketOffice
o Kum & Go Selects Retalix DemandAnalytX as replenishment solution for 420
  Convenience Stores
o The IJ Company, a top U.S. foodservice distributor, selects the Retalix Power
  Enterprise for a company-wide implementation
o Partnered with Fujitsu Korea to market and support Retalix products in South
  Korea


"During the quarter we successfully completed the first integration stage of the IDS and TCI acquisitions, which augmented our competitive advantages and value proposition" said Barry Shaked, President and CEO of Retalix Ltd. "We continued to implement our Synchronized Retail strategy to establish Retalix as a leading provider of enterprise-wide solutions to the grocery, convenience, fuel and foodservice industries. The success of our strategy is reflected in the strongest results that we have ever reported".

"To strengthen our North American team, we appointed Vic Hamilton as President and CEO of Retalix USA. As the former Chairman and CEO of IDS, Vic will play a crucial role in integrating IDS and TCI operations into Retalix. He brings very strong knowledge of the food industry and proven executive leadership capabilities to Retalix."

North America

"In the North American market, we continued to extend our synchronized solutions into new markets, gain new customers and build relationships with existing customers seeking cost effective ways to improve their operating performance and profitability. During the second quarter, Hy-Vee supermarkets ordered Fuel licenses for additional 22 stores, several regional grocery chains chose our Retalix HQ and Retalix Store products, and two mid-market retailers licensed our warehouse and supply chain management products. Several food and consumer goods distributors, among them the IJ Company - one of the top ten foodservice distributors in the U.S., selected the Retalix Power Enterprise software suite for a company-wide implementation."

"One of the major successes Retalix has recently achieved in the convenience store segment was our agreement with Kum & Go L.C., a leading convenience store chain operator with over 420 stores, to deploy our Retalix DemandAnalytix (DAX) solution for demand forecasting and computer assisted replenishment ordering across the chain."

International

"Retalix continued to establish its footprint in the international market place and explore long-term growth opportunities worldwide. We are focusing great efforts on our ongoing projects in India and East Asia, and we are actively pursuing opportunities to expand our presence in Japan, China and Australia. We entered into an alliance with Fujitsu Korea Limited to market and support our products in the vast retail market in South Korea. We also partnered with Eniac, a software and services company based in Venezuela, to market and support
StoreLine, StorePoint and PocketOffice products in Latin America."

"In Europe, we are progressing with several major grocery and fuel chains.
During the quarter, we announced that the Swiss cooperative fenaco has committed to roll out Retalix StorePoint solutions in all 640 existing stores and also in all future sites of its Volg chain throughout Switzerland. We are preparing for installations in a number of pilot stores of the Intermarche Group, which is a tier-1 European retailer based in France, to be followed by a rollout of our StoreLine solution to 3,000 stores. Finally, we are very pleased that Tesco has begun a worldwide upgrade of its store systems to Retalix StoreLine V8 with POS, Front Office, Back Office and mobile PocketOffice applications, starting with Kipa Hypermarkets in Turkey. This is the next phase in a multi-year partnership that has been very successful for both parties."


Financial Highlights

In spite of the increased spending on R&D and marketing as part of Retalix's efforts in integrating and upgrading its newly acquired supply chain management solutions, second quarter operating margin increased to 11.0%, compared with 6.0% in Q2 2004 and 9.4% in the first quarter of 2005.
Gross margin in the second quarter of 2005 was 64.9% of sales, as compared to 65.9% in the second quarter of 2004, and 67.3% in the first quarter of 2005. The slight reduction in gross margin was expected as a result of the increased revenues attributable to professional services from our recent acquisitions in the U.S.

In the second quarter of 2005, Retalix generated $4.2 million in cash flow from operations. As of June 30, 2005, the Company's balance sheet showed liquid financial resources (cash and equivalents, deposits and marketable securities) of $64.4 million, $1.3 million in long-term debt and shareholders' equity of $190.4 million.

Business Outlook

For the full year 2005, Retalix reaffirms its expectations for revenues to exceed $185 million. The Company also expects that net income for 2005 will exceed $15 million.

Conference Call

The Company will be holding a conference call to discuss results for the second quarter of 2005 on Tuesday, August 9, 2005 at 10:30 AM Eastern Time (7:30 AM
Pacific Time and 17:30 Israeli Time). Participating in the call will be Retalix
Ltd. President and CEO Barry Shaked, Retalix Ltd. CFO Danny Moshaioff, and
Retalix USA CEO Victor Hamilton.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisition of TCI as well as its other acquisitions, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.
Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form
20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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                                                RETALIX LTD.
                                            (An Israeli Corporation)
                                     CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

                                                                     Six months ended         Three months ended        Year ended
                                                                          June 30                   June 30             December 31,

                                                                 2005           2004           2005          2004             2004

                                                                    (Unaudited)                    (Unaudited)          (Audited)


                                                                           U.S. $ in thousands (except per share data)

REVENUES:

    Product sales                                               48,706          34,173        28,182          17,889        78,900
    Services and projects                                       35,850          20,422        22,561          10,859        45,460
                                                                ------          ------        ------          ------        ------
           T o t a l  revenues                                  84,556          54,595        50,743          28,748       124,360
                                                                ------          ------        ------          ------       -------
COST OF REVENUES:
    Cost of product sales                                       14,105          10,123         8,340           5,319        23,246
    Cost of services and projects                               14,767           8,506         9,469           4,496        18,890
                                                                ------          ------         -----           -----        ------
           T o t a l  cost of revenues                          28,872          18,629        17,809           9,815        42,136
                                                                ------          ------        ------           -----        ------
GROSS PROFIT                                                    55,684          35,966        32,934          18,933        82,224
                                                                ------          ------        ------          ------        ------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                             (20,410)       (14,370)      (11,973)         (7,610)       (34,096)
SELLING AND MARKETING EXPENSES                                 (15,765)       (11,608)       (8,995)         (5,903)       (24,798)
GENERAL AND ADMINISTRATIVE EXPENSES                            (10,749)        (7,293)       (6,371)         (3,683)       (15,944)
OTHER GENERAL INCOME, net                                                           5                                           15
                                                                -------       --------       -------         -------       --------

           T o t a l  operating expenses                       (46,924)       (33,266)      (27,339)        (17,196)       (74,823)
                                                               -------        -------        -------        --------
INCOME FROM OPERATING                                            8,760          2,700         5,595           1,737          7,401
FINANCIAL INCOME  (EXPENSES) - net                                  13           (171)         (161)            (76)            85

GAIN ARISING FROM ISSUANCE OF SHARES
    BY A SUBSIDIARY AND AN ASSOCIATED
    COMPANY                                                                        200                                         200
                                                                 -----           -----         -----           -----          -----
INCOME BEFORE TAXES ON INCOME                                    8,773           2,729         5,434           1,661          7,686
TAXES ON INCOME                                                  2,524             671         1,529             377          1,838
                                                                 -----           -----         -----           -----          -----
INCOME AFTER TAXES ON INCOME                                     6,249           2,058         3,905           1,284          5,848
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                         83              69            43              35            137
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                206             113           134              83            247
                                                                 -----           -----         -----             ---           ----

NET INCOME FOR THE PERIOD                                        6,372           2,102         3,996           1,332          5,958
                                                                 -----          ------         -----           -----          -----
EARNINGS PER SHARE:
    Basic                                                         0.35            0.15          0.21            0.09           0.38
                                                                  ----            ----          ----            ---            ----
    Diluted                                                       0.33            0.14          0.20            0.08           0.36
                                                                  ----            ----          ----            ----           -----

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNINGS PER SHARE
 - in thousands:

    Basic                                                         18,227        14,092           18,710       15,607         15,746
                                                                  ------        ------           ------       ------         ------
    Diluted                                                       19,210        15,163           19,756       16,663         16,552
                                                                  ------        ------           ------       ------         ------

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                                                    RETALIX LTD.
                                                (An Israeli Corporation)
                                         CONDENSED CONSOLIDATED BALANCE SHEET
                                                 AT JUNE 30, 2005


                                                                                      June 30               December 31,
                                                                                2005          2004            2004
                                                                                    (Unaudited)              (Audited)
                                                                                       U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                  54,006        81,147              91,413
    Marketable securities                                                       5,869        13,823              14,331
    Accounts receivable:
       Trade                                                                   29,691        22,723              26,399
       Other                                                                    4,794         1,772               2,680
    Inventories                                                                   935           797                 755
    Deferred income taxes                                                       4,435         2,702               3,650
                                                                                -----         -----               -----
           T o t a l  current assets                                            99,730      122,964             139,228
                                                                                ------      -------             -------
NON-CURRENT ASSETS :
     Marketable debt securities                                                 4,516         7,376               6,125
    Deferred income taxes                                                       1,435         1,758               1,768
    Long-term receivables                                                       2,465         1,580               3,592
    Amounts funded in respect of employee rights
       upon retirement                                                          4,630         3,934               4,553
    Other                                                                         572           530                 523
                                                                                -----         -----               -----
                                                                               13,618        15,178              16,561
                                                                               ------        ------              ------
PROPERTY, PLANT AND EQUIPMENT, net                                             12,036        10,168              10,407
                                                                               ------        ------              ------
GOODWILL                                                                      100,734        36,446              39,774
                                                                              -------        ------              ------
OTHER INTENGIBLE ASSETS, net of accumulated
        amortization                                                           28,048         5,381               4,653
                                                                               ------         -----              ------
                                                                              254,166       190,137             210,623
                                                                              -------       -------             -------
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                                                                                           June 30               December 31,
                                                                                    2005          2004               2004
                                                                                       (Unaudited)                 (Audited)
                                                                                               U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          6,067         5,412             7,565
    Current maturities of long-term bank loans                                      3,159         3,000             4,801
    Accounts payable and accruals:
       Trade                                                                       10,641         8,289            10,251
       Employees and employee institutions                                          4,730         3,101             5,122
        Current maturities of other liabilities                                       510         2,279             1,048
       Other                                                                       11,223         5,479             7,439
    Deferred revenues                                                              15,478         5,723             4,949
                                                                                   ------         -----            ------
           T o t a l  current liabilities                                          51,808        33,283            41,175
                                                                                   ------        ------            ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                 1,342         3,141             1,493
    Employee rights upon retirement                                                 8,674         5,589             8,435
    Other liabilities, net of current maturities                                      122           302               259
                                                                                    -----         -----             -----
           T o t a l  long-term liabilities                                        10,138         9,032            10,187
                                                                                   ------         -----            ------
           T o t a l  liabilities                                                  61,946        42,315            51,362
                                                                                   ------        ------            ------
MINORITY INTERESTS                                                                  1,796         2,003             1,969
                                                                                   ------         -----             -----
SHAREHOLDERS' EQUITY:
    Share   capital - ordinary shares of NIS 1.00 par value (authorized:
            25,000,000 shares; Issued and outstanding; December 31, 2004
            (audited) - 17,577,432 shares; June 30, 2005 (unaudited) -
            18,849,640 shares; June 30, 2004
            (unaudited) - 16,949,840 shares                                         5,009         4,574             4,717
     Additional paid in capital                                                   143,220       109,066           116,277
    Retained earnings                                                              42,403        32,175            36,031
     Accumulated other comprehensive income                                          (208)            4               267
                                                                                   ------        ------            ------
      T o t a l  shareholders' equity                                             190,424       145,819           157,292
                                                                                  -------       -------           -------
                                                                                  254,166       190,137           210,623
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                                                                                                                        (Continued)

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005


                                                                 Six months ended           Three months ended          Year ended
                                                                      June 30                    June 30               December 31,
                                                                 2005        2004           2005           2004             2004
                                                                   (Unaudited)                   (Unaudited)              (Audited)
                                                                                      U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                    6,372       2,102         3,996         1,332           5,958
       Adjustments required to reconcile net income
       to net cash provided by operating activities:
       Minority interests in losses of subsidiaries               (206)       (113)         (134)          (83)           (247)
       Depreciation and amortization, net                        2,541       1,176         1,773           566           2,552
       Share in losses of an associated company                     83          69            43            35             137
       Gain arising from issuance of shares of an
       associated company                                                     (200)                                       (200)
       Tax benefits relating to employee and
       other option grants                                                     421                         271
       Compensation expenses resulting from shares
       and options granted to employees and non
       employees                                                               148                          58             299
       Changes in accrued liability for employee rights
       upon retirement                                             374         174           236           314           1,085
       Losses (gains) on amounts funded in respect of
       employee rights upon retirement                             325         104           279           (18)           (166)
       Deferred income taxes - net                                (124)       (750)          103          (594)           (980)
       Net decrease (increase) in marketable securities            699      (1,667)           37          (723)         (1,903)
       Amortization of discount on debt securities                  46          48            26            22              66
       Other                                                      (279)         36          (173)           97             116
       Changes in operating asset and liabilities:
       Decrease (increase) in
       accounts receivable:
       Trade (including the non-current portion)                  6,115       (180)        3,230        (1,280)            132
       Other                                                     (1,028)       537          (659)          414               7
       Decrease (increase) in accounts payable and accruals:
       Trade                                                     (1,372)     2,262           567         1,375             (94)
       Employees, employee institutions and other                (1,945)    (3,713)         (303)         (874)           (505)
       Decrease (increase) in inventories                          (189)       256           112           108             388
       Increase (decrease) in deferred revenues                  (4,005)       329        (4,935)         (439)           (445)
                                                                 ------      -----        -------        -----            -----
    Net cash provided by operating activities                     7,407      1,039         4,198           581           6,200
                                                                 ------      -----         ------        -----           -----
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                                                                                                                     (Continued)-2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

                                                                  Six months ended             Three months ended       Year ended
                                                                      June 30                      June 30              December 31,
                                                                 2005          2004           2005           2004          2004
                                                                      (Unaudited)                  (Unaudited)          (Audited)

                                                                                        U.S. $ in thousands

Net cash provided by operating activities -

    brought forward                                              7,407         1,039         4,198           581             6,200
                                                                 -----         ----          -----           ---             -----
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held
            to maturity                                         11,142         2,101         5,431           976            10,801
    Investment in marketable debt securities
         held to maturity                                       (1,876)      (13,127)                    (12,336)          (20,784)

    Acquisition of subsidiaries consolidated for the
       first time (a)                                          (49,351)      (13,991)      (49,351)          (85)          (13,781)
      Additional investments in subsidiaries                      (147)                                                     (2,504)
      Advances on account of acquisition                          (448)                      (448)
    Purchase of property, plant, equipment
           and other assets                                     (1,260)         (610)         (799)         (306)           (1,826)
    Proceeds from sale of property, plant and equipment              7            13             3                              63
    Amounts funded in respect of employee rights upon
        retirement, net                                           (303)         (296)         (102)         (157)             (644)
    Long-term loans granted to employees                           (54)          (19)          (24)          (15)              (28)
      Collection of long-term loans to employees                    47            43            42            18               155
                                                                 ------        -----        ------          -----            ------
    Net cash used in investing activities                      (42,243)      (25,886)      (45,248)      (11,905)          (28,548)
                                                               -------       -------       --------      --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares in a public
     offering,net of $3,243,000 share issuance costs                          58,891                      58,891            58,857
    Repayment of long-term bank loans                           (1,482)       (1,868)         (727)         (750)           (3,467)
       Issuance of share capital to employees
              Resulting from exercise of options                 2,849         3,143           784         1,839            10,135
    Short-term bank credit - net                                (3,723)         (265)       (1,839)          352             1,887
       Investment in a subsidiary                                   34                          34                              34
                                                                ------         ------      -------        ------            ------
    Net cash provided by (used in) financing activities         (2,322)       59,901        (1,748)       60,332            67,446
                                                                ------        ------       -------        ------            ------
EFFECT OF EXCHANGE RATE CHANGES
      ON CASH                                                     (249)                       (135)                            222
                                                                -------       ------       -------        ------            ------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                       (37,407)       35,054       (42,933)       49,008            45,320
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                      91,413        46,093        96,939        32,139            46,093
                                                                ------        ------        ------        ------            ------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                            54,006        81,147        54,006        81,147            91,413
                                                                ------        ------        ------        ------            ------
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                                                                                                                 (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                   Six months          Six months      Three months      Three months        Year
                                                     ended                ended           ended              ended          ended
                                                    June 30,            June 30,         June 30,           June 30,    December 31,
                                                      2005              2004              2005              2004             2004
                                                  (Unaudited)          (Unaudited)     (Unaudited)      (Unaudited)     (Audited)

(a)  Acquisition of subsidiaries
consolidated for the first time:
    Assets and liabilities of the
       subsidiaries at the date of
        acquisition:
    Working capital (excluding cash
        and cash equivalents)                            12,371               333           12,371                           (894)
     Deferred income taxes                                (330)              (728)            (330)                          (728)
    Property, plant, equipment
         And other assets, net                          (2,351)              (486)          (2,351)                          (699)
    Amounts funded in respect of
       employee rights   upon  retirement                                      (9)                                             (9)
    Accrued liability for employee rights
        upon retirement                                                        11                                           1,711
    Goodwill and other intangible assets
        arising on acquisition                         (85,902)           (19,106)         (85,902)                       (21,013)
     Issuance of the Company's share
         capital                                         23,863             5,410           23,863                          5,410
     Long- term loan                                                                                                        1,469
     Short-term bank credit                               2,230                              2,230
     Minority interests in subsidiary                                                                                         141
     Increase in account payable- other                     768               584              768           (85)             831
                                                        -------           -------           ------           ----
                                                        (49,351)          (13,991)         (49,351)          (85)         (13,781)
                                                        -------           -------          -------           ----         --------

 (b) Supplemental information on investing activities not involving cash flows:

        1) In January 2004, the Company acquired 100% of the shares of OMI International, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 5,410,000.

        2) On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

        3) On April 1, 2005, the Company acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000.


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